
05048077





Trusted Advisors. Smart Solutions.


Peoples
Bancorp

2004 Summary Annual Report



About Our Logo

The Peoples Bancorp logo portrays the character and principles of a strong financial services organization that has been serving clients for over 100 years.

The graphic symbol is composed of a series of slanted triangles. When used mathematically, the triangle symbolizes change in the most positive light, namely progress.

The slant of the triangles also communicates the forward-seeking nature of the organization. The four overlapping triangles, seen as a set of folders or customer portfolios, collectively represent the organization as a whole, but when viewed in part, stand for the three primary product lines of Peoples Bancorp: investments, insurance and banking.

Our universal financial services offering in a community setting, is what sets us apart.
Trusted Advisors. Smart Solutions. Welcome to Peoples.


Peoples
Bancorp



TABLE OF CONTENTS

2	At a Glance
3	Selected Financial Data
4-5	Letter To Our Shareholders
6-7	Innovative Tailored Investments
8-9	Comprehensive Integrated Insurance
10-11	Strong Community Banking
12-13	Excellent Quality Service
14	Consolidated Balance Sheets
15	Consolidated Statements of Income
16	Consolidated Statements of Stockholders' Equity
17	Consolidated Statements of Cash Flows
18	Information Regarding the Financials
19	Report of Independent Registered Public Accounting Firm
20-23	Directors and Officers of Peoples Bancorp Inc. and Subsidiaries
24-26	Directory of Offices and Map of Markets Served
27	Investor Relations
28	Our Strategy and Core Values

CORPORATE OFFICES • 138 Putnam Street, P.O. Box 738 • Marietta, Ohio 45750-0738 • 740-374-6136

YEAR CHARTERED • Peoples Bank, established 1902

CHAIRMAN OF THE BOARD & CEO • Robert E. Evans

PRESIDENT • Mark F. Bradley

WEB SITE • www.peoplesbancorp.com

STOCK TRADED • Nasdaq: PEBO, Closing stock price at December 31, 2004: $27.43/share

AREAS SERVED • Ohio (33 offices), West Virginia (10 offices), Kentucky (7 offices)

NUMBER OF ASSOCIATES • 595

TOTAL ASSETS • $1.81 Billion

TOTAL LOANS • $1.02 Billion

TOTAL DEPOSITS • $1.07 Billion

MARKET VALUE OF TRUST AND BROKERAGE ASSETS UNDER MANAGEMENT • $705 Million

MARKET CAPITALIZATION • $286 Million

(All data as of December 31, 2004)

PRODUCTS & SERVICES

Peoples Bank
Commercial and Consumer Deposits, Loans, Peoples OnLine Connection (Internet Banking), Debit Cards
ATMs, e-Services (800) 374-6123

Peoples Financial Advisors and Peoples Insurance Agency
Investment & Trust Services, Retirement Plans and Financial Planning, Brokerage*
Life, Health, Property & Casualty Insurance**

* OSJ: 138 Putnam Street, Marietta, Ohio 45750 • Phone (877) 376-7576 • Fax (740) 376-7112 • Securities offered exclusively through Raymond James Financial Services, Inc., Member NASD/SIPC, an independent Broker/Dealer • NOT FDIC Insured • NOT GUARANTEED by Peoples Bank • Subject to risk and may lose value.

** Insurance products offered through Peoples Insurance Agency, Inc.

SELECTED FINANCIAL DATA

(Dollars in Thousands, except Per Share Data)

	2004	2003	2002	2001	2000
OPERATING DATA					
For the year ended:					
Total interest income	$ 87,030	$ 91,655	$ 82,968	$ 86,107	$ 85,129
Total interest expense	35,160	38,050	35,316	45,560	47,427
Net interest income	51,870	53,605	47,652	40,547	37,702
Provision for loan losses	2,546	3,601	4,067	2,659	2,322
Net (loss) gain on securities transactions (6)	(3,040)	(1,905)	216	29	10
Other income exclusive of securities transactions	25,248	19,443	15,020	10,621	8,900
Goodwill and other intangible asset amortization	2,219	1,493	646	2,347	2,284
Other expense	44,979	44,410	32,975	28,479	26,172
Net income	$ 18,275	$ 16,254	$ 18,752	$ 12,335	$ 11,126
BALANCE SHEET DATA					
At year end:					
Total assets	$ 1,809,086	$ 1,736,104	$ 1,394,361	$ 1,193,966	$ 1,135,834
Total intangible assets	71,118	48,705	30,738	17,010	17,848
Investment securities	602,364	641,464	412,100	330,364	330,521
Net loans	1,008,298	900,423	836,697	760,499	726,035
Total deposits	1,069,421	1,028,530	955,877	814,368	757,621
Short-term borrowings	51,895	108,768	39,083	56,052	119,915
Long-term borrowings	464,864	388,647	212,929	192,448	138,511
Junior subordinated notes	29,263	29,177	29,090	29,056	29,021
Stockholders' equity	175,418	170,880	147,183	93,854	83,194
Tangible assets (1)	1,737,968	1,687,399	1,363,623	1,176,956	1,117,986
Tangible equity (2)	$ 104,300	$ 122,175	$ 116,445	$ 76,844	$ 65,346
SIGNIFICANT RATIOS					
Return on average assets	1.04%	0.95%	1.46%	1.06%	1.02%
Return on average stockholders' equity	10.60	9.75	17.69	13.60	14.92
Net interest margin	3.39	3.52	4.17	3.87	3.82
Non-interest income leverage ratio (3)	55.93	48.68	45.77	37.29	34.01
Efficiency ratio (4)	57.18	51.06	51.24	54.50	54.94
Average stockholders' equity to average assets	9.79	9.74	8.23	7.80	6.84
Average loans to average deposits	91.24	87.42	92.63	92.93	94.37
Allowance for loan losses to total loans	1.44	1.59	1.54	1.60	1.48
Risk-based capital ratio	12.30	15.43	16.79	14.21	14.21
Dividend payout ratio	41.66%	42.06%	24.91%	33.08%	33.06%
PER SHARE DATA (5)					
Net income per share - Basic	$ 1.74	$ 1.56	$ 2.25	$ 1.49	$ 1.34
Net income per share - Diluted	1.71	1.52	2.19	1.47	1.33
Cash dividends paid	0.72	0.65	0.56	0.49	0.44
Book value at end of period	16.81	16.11	14.97	11.43	10.09
Tangible book value at end of period (6)	$ 10.00	$ 11.76	$ 11.85	$ 9.36	$ 7.93
Weighted-average shares outstanding:					
Basic	10,529,332	10,433,708	8,329,109	8,277,035	8,288,498
Diluted	10,710,114	10,660,083	8,557,591	8,403,773	8,385,504
Common shares outstanding at end of period:	10,435,102	10,603,792	9,829,965	8,213,115	8,245,127

(1) Total assets less goodwill and other intangible assets.
(2) Total stockholders' equity less goodwill and other intangible assets.
(3) Non-interest income (less securities and asset disposal gains) as a percentage of non-interest expense (less intangible amortization).
(4) Non-interest expense (less intangible amortization) as a percentage of fully-tax equivalent net interest income plus non-interest income.
(5) Adjusted for all stock dividends and splits.
(6) Tangible book value per share reflects capital calculated for banking regulatory requirements and excludes balance sheet impact of intangible assets acquired through purchase accounting for acquisitions.



The Directors and associates of Peoples Bancorp Inc. are pleased to report continued growth and expansion of financial services in 2004, leading to Peoples Bancorp's 39th consecutive year of increased dividends.

Net income in 2004 topped $18.3 million, or $1.71 in earnings per share, compared to $16.3 million and $1.52 in 2003. As detailed on page 18 of this report, several one-time charges impacted 2004 and 2003 results of operations, as we prepared our balance sheet for continued, expected interest rate increases. In 2005, we expect a flattening yield curve to challenge net interest income growth and net interest margin, but anticipate that operating earnings will be stronger than 2004's results.

Our strategy is aimed at providing sustainable growth of earnings and dividends in the long term. Our business changes too rapidly for us not to change with it, but we are consistent in our commitment to delivering a full range of financial services in a community setting. Our core values and personal approach includes involvement in, understanding of, and support for our communities. Our people make the difference, with their knowledge, expertise, and commitment to great customer service. Personalized delivery of service and customer attention, combined with a wide array of financial products - from investments to insurance to banking - creates our competitive advantage.


$1.33
$1.47
$2.19
$1.52
$1.71
'00
'01
'02
'03
'04
EARNINGS PER SHARE

To show Peoples Bancorp's continued support of our communities, we established the Peoples Bancorp Foundation, a charitable foundation, to give more focus to providing grants and contributions that assist low to moderate income families and other projects in our markets. With quarterly contributions from Peoples Bank spearheading the effort, the Peoples Bancorp Foundation granted over $100,000 in 2004 to assist community investment and economic development, youth and education, human services programs, and the arts and cultures.

In September 2004, Peoples Bank was honored with a Community Partnership Award at the Community Action Partnership 2004 Annual Convention in Washington, DC. Peoples Bank was recognized for outstanding contributions of free banking services, low interest rate loans, and homebuyer education and assistance programs. Nominated by the Community Action program of Washington-Morgan counties (Ohio), Peoples Bank was one of only three honorees at the national event celebrating Community Action's 40 years of service to low and moderate income families. Peoples Bancorp's leadership has long set the tone that we will be an actively contributing, socially responsible member of our communities, and we are grateful to be recognized with the Community Partnership Award.


$0.44
$0.49
$0.56
$0.65
$0.72
'00
'01
'02
'03
'04
DIVIDENDS PER SHARE

This year was one of continued growth and accomplishment. Our efforts increased the extent of financial resources to our clients, emphasized our commitment to build a superior business, and continued a culture of results for our clients. In 2004, Peoples Bancorp completed three acquisitions, marking the 14th whole company or branch acquisition since 1995.

Early last year, Peoples Insurance Agency acquired The Putnam Agency, with offices in Ashland, Kentucky and Huntington, West Virginia. Later in the year, the Barengo Insurance Agency of Marietta, Ohio, joined forces with Peoples Insurance Agency. We are pleased with the early results of the acquired agencies and look to gain more synergies and cross-sell opportunities in 2005.

In December, Peoples Bank acquired two Ashland area banking offices, plus $43 million in loans and $64 million in deposits from an unaffiliated financial institution. Concurrent with the acquisition of the new offices, we consolidated two of our other Peoples Bank offices in the Ashland area. With the banking center acquisitions, Peoples Bank moved from 7th to 2nd in deposit market share, with now over $180 million in total deposits in six offices located in Boyd, Greenup, and Carter counties in northeastern Kentucky.

Business with integrity is at the core of everything we do every day. A commitment to delivering long-term value to our stakeholders is what drives us to succeed.

We expect the combined impact of the three acquisitions to add to 2005 earnings per share. The integration of our new associates and clients went smoothly, and we look forward to "rounding out" the financial service relationships of our new clients with insurance, banking, and investment products.

Our lenders continue to grow quality loans at a brisk pace, with total loans now over $1 billion. In the first quarter of 2005, we will open our 51st office, establishing a loan production office in Westerville, Ohio. We have achieved success in growing commercial loans in the dynamic central Ohio market, with offices in Delaware, Lancaster, and Granville, and look to continue that trend with the new Westerville office. Mortgage and home equity lending also continue to be important loan offerings. In 2004, we originated over $170 million in real estate loans, and now service for our customers over $100 million of long-term, fixed rate loans that have been sold to secondary market entities.

Loan quality remains strong, with nonperforming loans still less than 1% of total loans. Loan chargeoffs were lower in 2004, and loan loss provision also decreased compared to the previous year due to sustained low loan delinquencies. Our lenders and loan review staff work hard to preserve asset quality and will continue to manage risk with a long-term focus.

Business with integrity is at the core of everything we do every day. A commitment to delivering long-term value to our stakeholders is what drives us to succeed. The low interest rate environment challenged earnings growth in 2004, and we took necessary steps to prepare the company for the future. On the positive side, we reported lower loan loss provisions through continued strong asset quality and lower loan chargeoffs, plus total loans were up 11.8% compared to year-end 2004.

We continue to refine our internet banking and investment in customer relationship management processes to enhance service to our clients. Technology has been the accelerator of many changes in the financial services industry, although compliance with recent new regulations such as Sarbanes-Oxley has challenged the industry, as costs to comply with new compliance guidelines slowed earnings growth at Peoples Bancorp and other publicly-traded companies.

With the insurance acquisitions, we have adjusted our revenue mix to be less dependent on net interest margin. Our non-interest bearing deposit growth is strengthening, and we have solidified our position in the Ashland, Kentucky market with the recent branch acquisitions and office consolidations. We anticipate 2005 to be a year of continued expansion of our business, leading to earnings and dividend growth.

On a more personal note, we would like to share the upcoming retirement of Robert E. Evans as Chief Executive Officer of both Peoples Bancorp and Peoples Bank, effective June 30, 2005. Mark F. Bradley has been named to succeed Mr. Evans as Chief Executive Officer. Mr. Evans will remain as Chairman of the Board and Director of both Peoples Bancorp and Peoples Bank. Together, we will continue the long history of success at Peoples Bancorp.

We also welcome Richard Ferguson as a Director of Peoples Bancorp. A central Ohio resident, Richard joined the Board of Directors in August 2004. Richard brings with him more than 30 years of experience in public and private accounting and financial management, and he currently owns Ferguson Consulting LLC, a Columbus, Ohio-based professional practice that focuses on business valuations and forensic accounting services. His extensive financial background and expertise will be a positive influence on our company.

We are already working to make your investment more valuable in 2005. As we set out to achieve greater success in the new year, we want to thank our stockholders, customers, and nearly 600 associates for their support. We are proud of our recent accomplishments and look forward to working on our strategies to build upon our strengths and add value to our stakeholders.

Sincerely,



Robert E. Evans
Chairman and Chief Executive Officer



Mark F. Bradley
President and Chief Operating Officer





Innovative Tailored Investments

Peoples Financial Advisors focuses on superior customer service and building trusting relationships. Our mission is to help clients identify their investment and financial goals, offer specific investments or other services to achieve the goals, offer guidance for key decisions, and monitor progress. This is done with professionalism while focusing on the client's best interest with a proactive service approach. Client objectives and preferences are the foundation of the portfolio structure.

We develop strategies to help clients grow, preserve and accumulate wealth. We bring valued advice with innovative solutions: from designing a retirement plan for a client in need of fast accumulation of assets, to creating a charitable plan from the sale of a family business, to realizing tax benefits of 529 college savings plans.

Each of our clients has a financial advisor who is surrounded by a comprehensive team of experts who effectively identify and implement individual financial strategies. Our clients look to us as trustworthy and competent partners. A disciplined approach to long-term investing is the heart of our investment philosophy.

Our client centric approach allows our team of experts to determine the most suitable strategy.

Our Client Focused Strategy:


Asset Protection
Employer Retirement Plans
Trust Services
Client as A Focus
Comprehensive Financial Planning
Portfolio Management

Our client centric approach allows our team of experts to determine the most suitable strategy. We offer a rich collection of investment, insurance and banking opportunities, through one convenient source. Our professional advice and guidance provides high touch service along with easy access to account information through strong technology.

Business with integrity and a commitment to delivering value to our investors are at the core of who we are and what we do every day.

Whether helping generations of families preserve and protect wealth, or advising new investors as their financial needs evolve, we will build on client service and trusting relationships, the core of our company's values.

Peoples Financial Advisors ... We're leaders in planning for life.



Peoples Financial Advisors
investment services. insurance. innovation.



Comprehensive Integrated Insurance

Our insurance services help clients protect their families and businesses - and simplify their lives. Whether it's business, home, auto, life, medical, or long-term care insurance, we're confident we have our customers covered.

We believe that diversification is a powerful principle that positions Peoples Bancorp as a market leader. Peoples Insurance Agency is an example of diversifying our universal financial product offering. In 2004, we expanded the quality and variety of our insurance offerings. And, because we know that great insurance protection comes from clients understanding their choices as well as their risks, we looked for partners that would expand our breadth of products, strengthen our resources and add seasoned, knowledgeable agents to our insurance agency.

Expanding our market presence and positioning ourselves to be the insurance agency of choice has been a strong focus of our management team. Two well-established agencies joined Peoples Insurance Agency this past year: The Putnam Agency with offices in Ashland, Kentucky, and Huntington, West Virginia, and the Barengo Agency in Marietta, Ohio. Both bring outstanding reputations, added talent, additional insurance carriers, and new expertise for any insurance need.

Our insurance group is a key component in Peoples' strategy to broaden financial services offerings to clients while building new revenue growth opportunities to enhance shareholder value.

Together, our team of licensed, dedicated insurance agents makes it easy to find a policy that fits both the lifestyles and budgets of our customers.

Our expanded product offering includes:

- Commercial – business, industrial, contract bonds/surety, business auto, equipment maintenance, professional liability, employment practices, and equipment.
- Personal – homeowners, motorcycle, umbrella, automobile, boats/jet skis.
- Life - customized plans for term, whole life, universal life coverage, including more complex arrangements for business or estate planning situations.
- Health – group health, medicare supplements, individual health and long-term care.

Our insurance group is a key component in Peoples' strategy to broaden financial services offerings to clients while building new revenue growth opportunities to enhance shareholder value.


Peoples Insurance
a subsidiary of Peoples Bank

Putnam
The Putnam Agency
a division of Peoples Insurance Agency, Inc.

Barengo
Insurance Agency
a division of Peoples Insurance Agency, Inc.



STRONG COMMUNITY BANKING

In 2004, we remained strong with our commitment to grow loans and deposits. We continued to build on the basics of growing our banking business by introducing many new products which have allowed us to better serve the needs of each of our customers.

From a deposit standpoint, we promoted our Freedom Checking account with a line-up of free features that benefit our customers. This product offers free ATM/Debit Card/Debit Purchases, free Internet Banking, free Bill Pay, free e-Statements, and much more. In 2004, we added nearly 11,000 new Freedom Checking accounts. In 2005, we introduced the Ultimate Freedom Checking account which pays competitive interest rates with unlimited check writing. These offerings, as well as our money market and CD/IRA products, provide a solid deposit product line-up that suits every customer's needs.

The mortgage lending side of our business, which represents one-third of total loans, introduced many new products. And, our home loan specialists have been working hard to ensure that every buyer receives the home loan product that meets their unique needs.

Through our "Open the Door to Your Dreams" campaign, we offered conventional home loan products and non-conventional products including reduced or no closing costs, and low or no down payment home loans.

We will continue to dedicate resources to understanding the dynamics of our banking clients and the value proposition that we offer.

Our loan portfolio is the lifeblood of our business. We have been able to grow loan balances because of the speed and level of service that we provide to our clients. Commercial loan balances are the majority of our loan mix and we expect continued growth in 2005. Our array of business offerings, including cash management and deposit products, set the stage for managing a successful business.

Technology has allowed us to continue to meet and exceed the needs of our customers. Our internet banking product is necessary to provide speedy and convenient online access for our 90,000 customer relationships. It allows our customers to virtually do their banking whenever they want, wherever they want. This convenience driven strategy is quickly becoming a way of life for our customers and how they choose to bank. Online Bill Pay, e-statements, and check images are other great features our customers have come to rely on. This is a value-added service that we offer free.

Just as it is important to expand our product offering, it is equally important to expand and strengthen our presence in the markets where we do business. In December 2004, we acquired two full-service offices in the Ashland, Kentucky area, including $43 million in loans and $64 million in deposits, placing Peoples Bank among the leaders in the Boyd, Greenup and Carter county area. In early 2005, we plan to open a loan production office in Westerville, Ohio, which marks our third such facility in central Ohio. Establishing offices in growing markets like the Columbus area is a part of our strategic plan to continue growing our company where good business opportunities exist.

We will continue to dedicate resources to understanding the dynamics of our banking clients and the value proposition that we offer. The investments we have made in data mining and cost analysis software will allow us to differentiate our services and drive pricing, profitability, and integrated measurements.

Moving forward, we will continue to build our banking fundamentals and focus on delivering the highest returns for our shareholders and our customers.


Peoples
Bank



Excellent Quality Service

We believe Peoples' depth of expertise, breadth of products, multiple delivery choices, and financial strength create long-term value. Our goal is to be viewed as the region's premier financial services company by doing what's right for our shareholders, customers, communities, and associates.

Our growth game plan is simple: to deliver universal financial services in a personalized manner, which means professionally providing banking, investments, and insurance in a community banking setting. We are always looking for ways to make Peoples Bancorp the preferred financial center in our markets.

POWERHOUSE, our customer relationship management tool, is designed to build deeper relationships with our clients and build stronger, more informative communications with our associates. It allows our associates to access information about our clients from a 360 degree perspective. This tool is at the fingertips of our sales associates, enabling us to find smart solutions for the needs of our clients. The features and benefits of POWERHOUSE equip us with the ability to more robustly refer from one line of business to another. This investment has sharpened the way we do business.

What truly differentiates us from other financial competitors is our people. We demand excellence in service within the entire organization. We believe that superior customer service is key to a successful future.

***Through technology, products, and most importantly – people, Peoples Bancorp is positioned to continue growing and serving more customers as their* Trusted Advisors *providing* Smart Solutions.**

And, our continued commitment to our communities is a demonstration that people are at their best when they are striving to exceed the accomplishments of the past. In 2004, our associates volunteered 26,000 hours of their time to community organizations and events throughout all of the markets we serve. This spirit of constant striving continues to drive our company forward in our pursuit of our core value, Commitment to Communities.

We strongly believe in sharing our resources with the communities we call home. Peoples Bancorp Foundation just completed its first full year of operation where it contributed over $100,000 in financial assistance and grants to local organizations. The charitable foundation will continue to focus its efforts in four major areas; community investment and economic development, youth and education, human services programs that improve the social needs of the low and moderate income communities and families, and the arts and culture.

Peoples Bank was recently recognized as one of only three national recipients honored with a Community Partnership Award at the 2004 Annual Convention in Washington DC. This award celebrates a 30-year partnership between Peoples and the Washington-Morgan (Ohio) Community Action. This prestigious award was a result of offering free banking services, low interest rate loans, homebuyer education and assistance programs and other contributions. We are greatly privileged and honored to receive this award and look forward to continued relationships with organizations that offer assistance to our communities.

We will continue to deliver financial strength, stability and dependability to all that we serve. This means we must continue to work together to diversify and challenge ourselves with the development of new product offerings and different lines of businesses that our customers have come to expect. We are confident in this vision and are firmly committed to effective and aggressive execution of this strategy. Through technology, products, and most importantly – people, Peoples Bancorp is positioned to continue growing and serving more customers as their ***Trusted Advisors*** providing ***Smart Solutions.***



(Dollars in Thousands)	December 31, 2004	December 31, 2003
ASSETS		
Cash and cash equivalents:		
Cash and due from banks	$ 30,670	$ 28,349
Interest-bearing deposits in other banks	779	1,077
Federal funds sold	-	44,000
Total cash and cash equivalents	31,449	73,426
Available-for-sale investment securities, at estimated fair value (amortized cost of $594,457 and $634,801 at December 31, 2004 and 2003, respectively)	602,364	641,464
Loans, net of deferred fees and costs	1,023,058	914,998
Allowance for loan losses	(14,760)	(14,575)
Net loans	1,008,298	900,423
Loans held for sale	612	2,847
Bank premises and equipment, net	22,640	22,155
Bank owned life insurance	45,253	23,355
Goodwill	59,096	41,407
Other intangible assets	12,022	7,298
Other assets	27,352	23,729
Total assets	$ 1,809,086	$ 1,736,104
LIABILITIES		
Deposits:		
Non-interest-bearing	$ 152,979	$ 133,709
Interest-bearing	916,442	894,821
Total deposits	1,069,421	1,028,530
Short-term borrowings:		
Federal funds purchased and securities sold under agreements to repurchase	14,495	16,468
Federal Home Loan Bank advances	37,400	92,300
Total short-term borrowings	51,895	108,768
Long-term borrowings	464,864	388,647
Junior subordinated notes held by subsidiary trusts	29,263	29,177
Accrued expenses and other liabilities	18,225	10,102
Total liabilities	1,633,668	1,565,224
STOCKHOLDERS' EQUITY		
Common stock, no par value, 24,000,000 shares authorized, 10,850,641 shares issued and 10,704,938 shares issued at December 31, 2004 and 2003, respectively, including shares in treasury	162,284	161,005
Retained earnings	18,442	7,781
Accumulated comprehensive income, net of deferred income taxes	4,958	4,255
	185,684	173,041
Treasury stock, at cost, 415,539 shares and 101,146 shares at December 31, 2004 and 2003, respectively	(10,266)	(2,161)
Total stockholders' equity	175,418	170,880
Total liabilities and stockholders' equity	$ 1,809,086	$ 1,736,104

See Notes to Consolidated Financial Statements.

(Dollars in Thousands, except Per Share Data)	Year ended December 31,		
	2004	**2003**	**2002**
INTEREST INCOME			
Interest and fees on loans	$ 59,880	$ 62,159	$ 62,423
Interest on taxable investment securities	24,237	26,429	17,615
Interest on tax-exempt investment securities	2,778	2,882	2,827
Other interest income	135	185	103
Total interest income	87,030	91,655	82,968
INTEREST EXPENSE			
Interest on deposits	16,997	18,571	22,157
Interest on short-term borrowings	1,130	793	869
Interest on long-term borrowings	14,678	16,344	9,944
Interest on junior subordinated notes held by subsidiary trusts	2,355	2,342	2,346
Total interest expense	35,160	38,050	35,316
Net interest income	51,870	53,605	47,652
Provision for loan losses	2,546	3,601	4,067
Net interest income after provision for loan losses	49,324	50,004	43,585
OTHER INCOME			
Service charges on deposit accounts	9,636	8,192	6,976
Investment and insurance commissions	6,152	1,465	1,966
Income from fiduciary activities	3,471	3,363	2,479
Electronic banking income	2,390	2,055	1,729
Business owned life insurance	1,899	1,403	1,471
Mortgage banking income	931	1,352	157
Gain on sale of credit card portfolio	–	1,423	–
(Loss) gain on securities transactions	(3,040)	(1,905)	216
Other	769	190	242
Total other income	22,208	17,538	15,236
OTHER EXPENSES			
Salaries and employee benefits	24,574	19,636	18,100
Net occupancy and equipment	5,134	4,561	3,915
Amortization of other intangible assets	2,219	1,493	646
Professional fees	2,030	1,938	1,987
Data processing and software	1,849	1,596	1,208
Bankcard costs	1,461	1,160	974
Franchise tax	1,458	1,126	745
Marketing	1,128	1,053	1,006
Communications	1,116	993	866
Loss (gain) on early debt extinguishment	–	6,858	(631)
Other	6,229	5,489	4,174
Total other expenses	47,198	45,903	32,990
Income before income taxes	24,334	21,639	25,831
Income taxes:			
Current	4,483	4,055	6,190
Deferred	1,576	1,330	899
Total income taxes	6,059	5,385	7,079
Net Income	**$ 18,275**	**$ 16,254**	**$ 18,752**
Earnings per share:			
Basic	$ 1.74	$ 1.56	$ 2.25
Diluted	$ 1.71	$ 1.52	$ 2.19
Weighted-average number of shares outstanding:			
Basic	10,529,332	10,433,708	8,329,109
Diluted	10,710,114	10,660,083	8,557,591

See Notes to Consolidated Financial Statements.

(Dollars in Thousands, except Per Share Data)

	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Comprehensive Income	Treasury Stock	Total
Balance, December 31, 2001	**7,289,266**	**$ 78,664**	**$ 17,735**	**$ 834**	**$ (3,379)**	**$ 93,854**
Net income			18,752			18,752
Other comprehensive income, net of tax				5,612		5,612
Purchase of treasury stock, 9,806 shares					(244)	(244)
Distribution of treasury stock for deferred compensation plan (reissued 267 treasury shares)					5	5
10% stock dividend	668,228	18,053	(19,166)		1,113	
Exercise of common stock options (issued 88,928 shares - reissued 80,956 treasury shares)	7,972	(257)			1,419	1,162
Tax benefit from exercise of stock options		274				274
Issuance of common stock under dividend reinvestment plan	15,756	371				371
Issuance of common stock	1,440,000	32,068				32,068
Cash dividends declared of $0.56 per share			(4,671)			(4,671)
Balance, December 31, 2002	**9,421,222**	**$ 129,173**	**$ 12,650**	**$ 6,446**	**$ (1,086)**	**$ 147,183**
Net income			16,254			16,254
Other comprehensive loss, net of tax				(2,191)		(2,191)
Purchase of treasury stock, 157,222 shares					(4,092)	(4,092)
Distribution of treasury stock for deferred compensation plan (reissued 304 treasury shares)					6	6
5% stock dividend	466,127	13,128	(14,286)		1,158	
Exercise of common stock options (issued 68,505 shares—reissued 46,274 treasury shares)	22,231	(406)			1,194	788
Tax benefit from exercise of stock options		257				257
Issuance of common stock under dividend reinvestment plan	16,403	411				411
Issuance of common stock	216,000	4,794				4,794
Inssuance of common stock to purchase Kentucky Bancshares Incorporated (issued 592,648 shares reissued 29,693 treasury shares)	562,955	13,648			659	14,307
Cash dividends declared of $0.65 per share			(6,837)			(6,837)
Balance, December 31, 2003	**10,704,938**	**$ 161,005**	**$ 7,781**	**$ 4,255**	**$ (2,161)**	**$ 170,880**
Net income			18,275			18,275
Other comprehensive income, net of tax				703		703
Purchase of treasury stock, 516,735 shares					(13,709)	(13,709)
Distribution of treasury stock for deferred compensation plan (reissued 8,450 treasury shares)					153	153
Exercise of common stock options (reissued 127,310 treasury shares)		(2,421)			3,539	1,118
Tax benefit from exercise of stock options		300				300
Issuance of common stock under dividend reinvestment plan	18,257	498				498
Cash dividends declared of $0.72 per share			(7,614)			(7,614)
Issuance of common stock to purchase Putnam Agency, Inc (reissued 66,582 treasury shares)		(327)			1,912	1,585
Issuance of common stock to purchase Barengo Insurance Agency, Inc.	127,446	3,229				3,229
Balance, December 31, 2004	**10,850,641**	**$ 162,284**	**$ 18,442**	**$ 4,958**	**$ (10,266)**	**$ 175,418**

Consolidated Statement of Comprehensive Income

(Dollars in Thousands)

	2004	2003	2002
Net income	$ 18,275	$ 16,254	$ 18,752
Other comprehensive income:			
Unrealized (loss) gain on available-for-sale securities arising in the period	(1,852)	(5,300)	8,937
Less: reclassification adjustment for net securities (losses) gains included in net income	(3,040)	(1,905)	216
Unrealized (loss) gain on cash flow hedge derivatives arising in the period	(106)	24	(87)
Total other comprehensive income	(1,082)	(3,371)	8,634
Income tax expense (benefit)	379	(1,180)	3,022
Total other comprehensive income, net of tax	703	(2,191)	5,612
Total comprehensive income	**$ 18,978**	**$ 14,063**	**$ 24,364**

See Notes to Consolidated Financial Statements.

(Dollars in Thousands)	Year ended December 31,		
	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 18,275	$ 16,254	$ 18,752
Adjustments to reconcile net income to net cash provided:			
Depreciation, amortization and accretion, net	7,735	6,610	3,468
Provision for loan losses	2,546	3,601	4,067
Business owned life insurance income	(1,899)	(1,403)	(1,471)
Loss (gain) on securities transactions	3,040	1,905	(216)
Loss (gain) on early debt extinguishment	–	6,858	(631)
Loans originated for sale	(39,415)	(69,182)	(8,309)
Proceeds from sales of loans	42,245	68,274	7,288
Gain on sale of loans	(882)	(1,349)	(157)
Deferred income tax expense	1,576	1,330	889
Increase (decrease) in accrued expenses	630	(2,102)	1,350
Other, net	(996)	(2,568)	(874)
Net cash provided by operating activities	32,855	28,228	24,156
Cash flows from investing activities:			
Purchases of available-for-sale securities	(200,507)	(622,808)	(220,156)
Proceeds from sales of available-for-sale securities	83,026	153,333	42,258
Proceeds from maturities of available-for-sale securities	152,366	254,650	111,115
Net (increase) decrease in loans	(67,528)	6,997	(13,978)
Net expenditures for premises and equipment	(2,110)	(2,996)	(1,813)
Net (expenditures) proceeds from sales of other real estate owned	(38)	(502)	223
Acquisitions, net of cash received	6,074	12,015	18,648
Investment in business owned life insurance	(20,000)	–	–
Investment in limited partnership and tax credit funds	(2,672)	(1,752)	(1,315)
Net cash used in investing activities	(51,389)	(201,063)	(65,018)
Cash flows from financing activities:			
Net increase (decrease) in non-interest-bearing deposits	17,259	(757)	8,346
Net (decrease) increase in interest-bearing deposits	(40,308)	(39,805)	29,333
Net (decrease) increase in short-term borrowings	(56,873)	69,685	(22,459)
Proceeds from long-term borrowings	89,275	249,958	26,100
Payments on long-term borrowings	(13,059)	(84,156)	(7,405)
Cash dividends paid	(7,146)	(5,704)	(4,177)
Purchase of treasury stock	(13,709)	(4,092)	(244)
Proceeds from issuance of common stock	1,118	5,582	33,230
Repurchase of Trust Preferred Securities	–	–	(6,150)
Proceeds from issuance of Trust Preferred Securities	–	–	7,000
Net cash (used in) provided by financing activities	(23,443)	190,711	63,574
Net (decrease) increase in cash and cash equivalents	(41,977)	17,876	22,712
Cash and cash equivalents at beginning of year	73,426	55,550	32,838
Cash and cash equivalents at end of year	**$ 31,449**	**$ 73,426**	**$ 55,550**
Supplemental cash flow information:			
Interest paid	$ 34,561	$ 36,054	$ 32,791
Income taxes paid	$ 2,108	$ 6,492	$ 5,779
Value of shares issued for acquisitions	$ 4,814	$ 14,307	$ –

See Notes to Consolidated Financial Statements.

The following discussion has been derived from the consolidated financial statements of Peoples Bancorp Inc. and subsidiaries ("Peoples"), which are not presented herein. For further information, please refer to the consolidated financial statements and footnotes included in Peoples' Annual Report on Form 10-K for the year ended December 31, 2004.

In 2004, Peoples' net income totaled $18.3 million, or $1.71 per diluted share, up from $16.3 million, or $1.52 per diluted share, a year ago. This increase is the result of higher non-interest revenues of $4.7 million, which more than offset the $1.3 million increase in non-interest expense and $1.7 million decrease in net interest income. Return on average equity improved to 10.60% in 2004, from 9.75% in 2003, while return on average assets was 1.04% and 0.95% for the same periods, respectively.

Earnings in 2004 reflect Peoples' strategy of growing through acquisitions, including the second quarter acquisitions of Putnam Agency, Inc. and Barengo Insurance Agency, Inc. In December 2004, Peoples acquired two full-service banking offices in the Ashland, Kentucky area. In conjunction with the Ashland banking center acquisition, Peoples consolidated two offices in the Ashland market into other Peoples Bank offices, and also closed one of the acquired offices. In mid-2003, Peoples acquired Kentucky Bancshares Incorporated, the holding company of Kentucky Bank & Trust, and also closed two of Peoples Bank's existing offices due to the proximity of the acquired Kentucky Bank & Trust offices.

Balance sheet restructuring and other charges negatively impacted earnings in both 2004 and 2003. In December 2004, Peoples recorded a loss on sale of securities totaling $2,596,000 (or $1,688,000 after-tax) related to the repositioning of a portion the investment portfolio; a write down of $128,000 ($83,000 after-tax) on real estate values of banking offices consolidated in conjunction with the an acquisition and an other-than-temporary impairment charge of $490,000 (or $319,000 after-tax) on an investment in Fannie Mae preferred stock. The aggregate impact of these transactions resulted in a charge to income of $3,214,000 (or $2,090,000 after-tax) in 2004. Comparatively, Peoples recorded a net charge of $7,462,000 (or $5,372,000, after tax) in 2003 related to several balance sheet restructuring transactions.

Although these transactions lowered earnings, Peoples continued its 39-year history of annual dividend growth in 2004, paying dividends of $0.72 per share, up $0.07 (or 11%) over the prior year. Dividends paid totaled $7.6 million, a payout ratio of 41.7% of earnings, compared to $6.8 million and 42.1% in 2003.

Net interest income totaled $51.9 million in 2004 and net interest margin was 3.39% compared to $53.6 million and 3.52% in 2003. Both net interest income and margin were negatively impacted by very competitive pricing for loans and deposits, as well as Peoples' management of its interest rate risk position, which included extending the maturities of funding liabilities resulting in increased interest expense.

In 2004, Peoples' non-interest revenues benefited from recent acquisitions, especially the insurance agencies acquired in the second quarter of 2004. Other income grew 27% to $22.2 million in 2004, from $17.5 million last year, due largely to increased insurance and investment commissions of $4.7 million and deposit account service charges of $1.4 million. Net losses on securities transactions reduced other income by $3.2 million and $2.2 million in 2004 and 2003, respectively, while other income in 2003 also benefited from the gain of $1.4 million from the sale of Peoples' credit card portfolio.

Deposit account service charges remain Peoples' largest source of non-interest income, totaling $9.6 million in 2004 versus $8.2 million in 2003, due to higher volumes of overdraft and non-sufficient funds fees and an increase in the number of checking accounts, as well as an increase in the per item amount of certain cost recovery fees. In 2004, insurance and investment commissions totaled $6.2 million compared to $1.5 million the previous year, reflecting the revenues generated by the acquired insurance agencies. E-banking revenues remained strong in 2004, growing 16% to $2.4 million, from $2.1 million in 2003, due to additional debit cards issued to customers and higher volumes of transactions completed using Peoples' debit cards.

Non-interest expense totaled $47.2 million in 2004 versus $45.9 the previous year, an increase of $1.3 million. Recent acquisitions caused Peoples to incur additional expenses in 2004, primarily salaries and benefits expense, occupancy and equipment costs and intangible amortization. These increases largely offset the decline in expense as a result of Peoples incurring Federal Home Loan Bank advance prepayment fees of $6.8 million in late 2003 as part of the balance sheet restructuring.

Salaries and benefits, Peoples' largest non-interest expense, were $24.6 million in 2004, up $4.9 million from $19.6 million in 2003. Over half of this increase is attributable to the insurance agencies acquired in

2004 and full-year's impact of the Kentucky Bancshares acquisition completed in mid-2003. The remaining increase is the result of rising medical costs, higher sales-related compensation, and salary adjustments necessary to retain key associates and additional resources in strategic sales and support positions.

Net occupancy and equipment costs totaled $5.1 million in 2004 versus $4.6 million, while intangible amortization was $2.2 million in 2004 versus $1.5 million in 2003. In 2004, state franchise taxes were $1.5 million compared to $1.1 million, a 29% increase due primarily to higher equity at Peoples Bank, the primary basis of these taxes. Professional fees totaled $2.0 million in 2004 compared to $1.9 million in 2003. Costs associated with Peoples' compliance with new Sarbanes-Oxley reporting requirements, which apply to all public companies, offset the benefit derived from the expiration of a consulting agreement relating to the implementation of Overdraft Privilege, and the associated fees based on the net improvement in overdraft fee income.

At December 31, 2004, total assets were $1.81 billion compared to $1.74 billion at year-end 2003, largely attributable to acquisitions and loan growth. Gross loans totaled $1.02 billion at year-end 2004, up 12% from year-end 2003, the result of Peoples acquiring $43 million of loans in late 2004 through an acquisition and internal loan generations of $65 million. Peoples' allowance for loan losses totaled $14.8 million, or 1.44% of total loans, at December 31, 2004, compared to $14.6 million, or 1.59% of loans at year-end 2003. Peoples' provision for loan losses totaled $2.5 million in 2004 compared to $3.6 million a year ago, reflecting Peoples' good asset quality and lower loan delinquencies. Nonperforming assets were $7.7 million or 0.43% of total assets at December 31, 2004 versus $7.1 million, or 0.41% of total assets, at year-end 2003.

Traditional deposits remain Peoples' core funding source, totaling $1.07 billion at December 31, 2004, up $40.9 million compared to $1.03 billion a year ago. Interest-bearing deposits totaled $916.4 million, up $21.6 million (or 2%) since year-end 2003, while non-interest-bearing deposits were $153.0 million, up $19.3 million (or 14%), improving Peoples' ratio of core deposits to total deposits.

Excluding deposits acquired in the fourth quarter of 2004, total deposits were down $23.7 million due to intense competition for deposits, particularly certificates of deposit. Total borrowed funds were $546.0 million at December 31, 2004, compared to $526.6 million at year-end 2003, a 4% increase due to additional long-term borrowings used to fund asset growth.

At December 31, 2004, stockholders' equity was $175.4 million, up $4.5 million (or 3%) compared to $170.9 million at year-end 2003. This increase is due to common shares issued in conjunction with the insurance agency acquisitions, while Peoples' earnings, net of dividends paid, were almost entirely offset by treasury stock purchases, net of shares reissued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Peoples Bancorp Inc. and subsidiaries at December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 (not presented separately herein), and in our report dated March 11, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements on pages 14 through 17 is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

Charleston, West Virginia
March 11, 2005

Ernst + Young LLP

Directors

Carl L. Baker, Jr.
President and Chief Executive Officer
B & N Coal, Inc.

Mark F. Bradley
President and Chief Operating Officer
Peoples Bancorp Inc.

George W. Broughton
Owner & President
Broughton Commercial Properties
GWB Speciality Foods,
George Broughton Family, LLC

Frank L. Christy
President
Christy & Associates

Wilford D. Dimit
Owner
First Settlement, Inc.

Robert E. Evans, Chairman of the Board
Chief Executive Officer
Peoples Bancorp Inc.

Richard Ferguson
Owner
Ferguson Consulting LLC

Robert W. Price
Operations Manager, Columbus District
Shelly Materials, Inc.

T. Pat Sauber
Vice President
T.C.K.S., Inc.

Paul T. Theisen
Attorney-At-Law
Of Counsel to TheisenBrock

Joseph H. Wesel, Vice Chairman / Leadership Director
President
W.D.A., Inc.

Thomas J. Wolf
Owner
McDonald's Restaurants

Officers

Robert E. Evans
Chairman and Chief Executive Officer

Mark F. Bradley
President and Chief Operating Officer

David B. Baker
Executive Vice President

John W. Conlon
Chief Financial Officer and Treasurer

Larry E. Holdren
Executive Vice President

Carol A. Schneeberger
Executive Vice President
Operations

Joseph S. Yazombek
Executive Vice President
Chief Lending Officer

Charles R. Hunsaker
General Counsel

Donald J. Landers, Jr.
Controller and Chief Accounting Officer

Karen V. Clark
Auditor

Rhonda L. Mears
Corporate Secretary

Karen L. Mills
Assistant Corporate Secretary

Cindy L. Pate
Assistant Corporate Secretary

Directors Emeritus

Jewell Baker

Barton S. Holl

Fred R. Price

Norman J. Murray

Thomas C. Vadakin

Directors

Dave M. Archer
President
Pioneer Pipe, Inc.

Larry J. Armstrong
Armstrong and Smith, C.P.A.

Mark F. Bradley
President and Chief Operating Officer
Peoples Bancorp Inc.

George W. Broughton
Owner & President
Broughton Commercial Properties
GWB Speciality Foods,
George Broughton Family, LLC

Wilford D. Dimit
Owner
First Settlement, Inc.

Robert E. Evans, Chairman of the Board
Chief Executive Officer
Peoples Bancorp Inc.

Brenda F. Jones, M.D.
Medical Director
Marietta Ophthalmology Associates, Inc.

T. Pat Sauber
Vice President
T.C.K.S., Inc.

Paul T. Theisen
Attorney-At-Law
Of Counsel to TheisenBrock

Joseph H. Wesel, Vice Chairman
President
W.D.A., Inc.

Director Emeritus

Harold D. Laughlin

Executive Officers

Robert E. Evans,
Chairman and Chief Executive Officer

Mark F. Bradley
President and
Chief Operating Officer

David B. Baker
President
Investment and Insurance Services

John W. Conlon
Chief Financial Officer
and Treasurer

Larry E. Holdren
President
Retail and Banking Division

Carol A. Schneeberger
Executive Vice President
of Operations and Cashier

Joseph S. Yazombek
Executive Vice President and
Chief Lending Officer



John E. Dakesian
Senior Vice President
Director of Human Resources

Thomas R. Greathouse
Senior Vice President
Commercial Lending

Michael W. Hobbs
Senior Vice President
Kentucky Market

John G. Hock
Senior Vice President
Commercial Lending

Charles R. Hunsaker
Senior Vice President
General Counsel

Donald J. Landers, Jr.
Senior Vice President
Controller and
Chief Accounting Officer

Patrick L. Arnold
Vice President
Commercial Lending

Thomas E. Bailey
Vice President
Commercial Lending

Jason K. Baker
Vice President
Commercial Lending

Thomas E. Betz
Vice President
Regional Sales Manager

Christopher D. Boston
Vice President
Commercial Lending

Patrick W. Bryan
Vice President
Commercial Lending

Karen V. Clark
Vice President
Auditor

Neal S. Clark
Vice President
Commercial Lending

Ronald L. Close
Vice President
Peoples Financial Advisors

Laura J. Cox
Vice President
Marketing

Joseph P. Flinn
Vice President
Personal Loan Manager

Julie L. Giffin
Vice President
Account Services

Kurtis B. Leachman
Vice President
Real Estate Loan Manager

Pamela K. McCauley
Vice President
Secondary Mortgage Lending

Lance E. McComis
Vice President
Peoples Financial Advisors

Terry L. Musick
Vice President
Commercial Lending

Rose C. Nardi
Vice President
Peoples Financial Advisors

Stephen L. Nulter
Vice President
Director of Information
Technology

Deborah L. Roberts
Vice President
Commercial Lending

Denise D. Terrell
Vice President
Regional Sales Manager

Mark A. Trombley
Vice President
Regional Sales Manager

Jefferey D. Welch
Vice President
Manager, Business Services

David T. Wesel
Vice President
Sales Manager,
Peoples Financial Advisors

Beth A. Worthington
Vice President
Peoples Financial Advisors

David L. Batten
Assistant Vice President

Barbara J. Conlon
Assistant Vice President
Purchasing Manager

Susan L. Corcoran
Assistant Vice President
CRM Manager

Kristina L. Dean
Assistant Vice President
Home Loan Specialist

Sandra A. Delong
Assistant Vice President
Business Services

K. Michele Enoch
Assistant Vice President
Home Loan Specialist

Kimberly K. Jobes
Assistant Vice President
Home Loan Specialist

Cathleen S. Knox
Assistant Vice President
Office Manager

Paul A. Lehman
Assistant Vice President
Peoples Financial Advisors

Larry B. Miller
Assistant Vice President
Office Manager

Karen L. Mills
Secretary of the Board

Mary Ann Mitchell
Assistant Vice President
Human Resources

Catherine R. Ogle
Assistant Vice President
Home Loan Specialist

Betty L. Reynolds
Assistant Vice President
Home Loan Specialist

R. Todd Ruble
Assistant Vice President
Office Manager

Larry P. Smith
Assistant Vice President
Office Manager

Jason A. Suman
Assistant Vice President
Business Services

Sondra K. Wenzel
Assistant Vice President
Personal Lending

Kimberly L. Wright
Assistant Vice President
Home Loan Specialist

Mark J. Augenstein
Operations Officer

Michael J. Barrett
Compliance Officer

Rhonda J. Craven
e-Services Manager

Stacie B. Johnson
Accounting Manager

Cathy M. Lawrence
Education and Training Officer

Rhonda L. Mears
Associate Counsel

Mark T. O'Connor
Investment Officer
Peoples Financial Advisors

Cindy L. Pate
Assistant Secretary of the Board

Teresa A. Pyles
Security Officer

Carl A. Stanley
Office Manager

Robyn A. Stevens
Loan Review Officer

Tina M. Weckbacher
Operations Officer
Peoples Financial Advisors

Rhonda L. Williams
Assistant Auditor

PEOPLES INSURANCE AGENCY
Officers

David B. Baker
President

Laura A. Morris
Senior Vice President

James H. Barengo
Vice President

Randall T. Barengo
Vice President

Thomas G. Chaffin
Vice President

Dana N. Conley
Vice President

David L. Mitchem
Vice President

Charles R. Lowe
Vice President

Clarence "Jack" Massey
Vice President

Thomas C. Phipps
Vice President

Laura V. Covault
Assistant Vice President

Charles R. Hunsaker
Secretary

Donald J. Landers, Jr.
Treasurer



Peoples Bancorp Inc. Corporate Offices

138 Putnam Street, P.O. Box 738 / Marietta, OH 45750-0738 / (740) 374-6136 / www.peoplesbancorp.com

OHIO

ATHENS COUNTY

Athens
- 1 North Court Street • .... (740) 597-2003
  Brian R. Ogle, office manager
- 801 East State Street • .... (740) 597-2006
  Paul D. Harris, office manager
- HDL Center,152 West Union Street • .... (740) 593-7761
  Larry P. Smith, office manager

Nelsonville
- 35 Public Square .... (740) 753-1955
  Angela M. Hall, office manager
- Hocking Valley Scenic Railroad • .... ATM only
- 130 West Washington Street .... (740) 753-1955

The Plains
- 70 North Plains Road, Suite 101 • .... (740) 797-4547
  Tina M. Rees, office manager

BELMONT COUNTY

Flushing
- 217 E. High Street .... (740) 968-3555
  Connie B. Rinkes, office manager

DELAWARE COUNTY

Delaware
- Lending Office, 351 West Central Avenue .... (740) 362-2296
  Terry L. Musick, commercial lender

FAIRFIELD COUNTY

Baltimore
- 120 North Main Street • .... (740) 862-4174
  Angela B. Smith, office manager

Lancaster
- 117 West Wheeling Street .... (740) 653-4995
  John C. Hock, commercial lender

FRANKLIN COUNTY

Westerville
- 515 Executive Campus Drive, Suite 140 .... (614) 519-2940
  Neal S. Clark, commercial lender

GALLIA COUNTY

Gallipolis
- 349 Third Avenue • .... (740) 446-0902
  Barbara L. Cunningham, acting office manager

GUERNSEY COUNTY

Byesville
- 221 S. 2nd Street • .... (740) 685-1500
  Carol A. Koscoe, office manager

Cambridge
- 845 Wheeling Avenue .... (740) 439-2767
  Larry B. Miller, office manager
- 556 Wheeling Avenue .... (740) 439-0831
  P. Elaine Sovka, office manager
- Shell Service Center, Southgate Parkway • .... ATM only

Quaker City
- 209 Broadway .... (740) 679-2222
  Paula K. Winland, office manager

LICKING COUNTY

Granville
- Lending Office, 1915 Newark-Granville Road .... (740) 587-0909

MEIGS COUNTY

Middleport
- 97 North Second Street .... (740) 992-6661
  James Snodgrass, office manager

Pomeroy
- 115 Court Street .... (740) 992-2133
  M. Joan Wolfe, office manager
- Lynn & Second Streets .... (740) 992-2133
- Marathon Service Center, 431-1/2 Main Street • .... ATM only

Rutland
- Salem Street .... (740) 742-2888
  Jan Ann Knapp, office manager

MORGAN COUNTY

Chesterhill
- 7400 Marion Street .... (740) 554-5281
  Rodney B. Modesitt, office manager

McConnelsville
- 68 South Kennebec Avenue .... (740) 962-2999
  Saundra N. Kesterson, office manager
- 333 W. Riverside Drive/State Route 60 • .... ATM only

NOBLE COUNTY

Caldwell
- 415 Main Street .... (740) 732-5654
  Sherri L. Starr, office manager
- Singer's Sunoco, State Route 78 • .... ATM only

WASHINGTON COUNTY

Belpre
- 1902 Washington Boulevard • .... (740) 423-7516
  Steven J. Erb, office manager
- 510 Washington Boulevard .... (740) 401-2210
  Mary Ann Laughery, office manager

Beverly
- Corner Store, State Routes 60 & 339 • .... ATM only

Lowell
- 300 Main Street, State Route 60 .... (740) 896-2369
  Kirk A. Frazee, office manager

Lower Salem
- Main Street, State Route 821 .... (740) 585-2387
  Patrick E. Lang, office manager

Marietta
- 138 Putnam Street • .... (740) 373-3155
  Cathy S. Knox, office manager
- Second & Scammel Streets • .... (740) 374-6128
  Patrick A. Engle, office manager
- Frontier Shopping Center • .... (740) 374-6130
  Brenda K. Sparks, office manager
- Kroger Office (Washington Square) • .... (740) 374-6140
  Deborah A. Fritsche, office manager
- Reno (State Route 7 North) .... (740) 374-6131
  Kelly J. Bradford, office manager
- Barengo Division of Peoples Insurance Agency .... (740) 373-3994
  416 Hart Street
  James H. Barengo & Randall T. Barengo, vice presidents

• Indicates a Peoples ATM location for 24-hour banking convenience

Superior customer service is a trademark of Peoples Bancorp. We are committed to providing extensive training and education programs to all of our nearly 600 associates and local office managers. Through exceptional talent and leadership in each local office, we ensure that superior service is provided in every aspect of the customer relationship.

WEST VIRGINIA

CABELL COUNTY

Huntington
- 1126 20th Street (Southeast Hills) • .... (304) 523-7700
  Sandra L. Irvin, office manager
- Putnam Division of Peoples Insurance Agency .... (304) 522-6555
  1439 6th Avenue
  Clarence "Jack" Massey, vice president

MASON COUNTY

Point Pleasant
- 421 Main Street • .... (304) 675-4480
  Jeanette D. Herdman, acting office manager
- 2513 Jackson Avenue • .... (304) 675-8130
  Rachel E. Proffitt, office manager

WETZEL COUNTY

New Martinsville
- 207 Main Street .... (304) 455-4500
  Terri E. Botkins, office manager
- 638 North State Route 2 (Steelton) • .... (304) 455-5353
  Minerva R. Evans, office manager
- Wal-Mart, 1142 South Bridge Street • .... (304) 455-3500
  Kathy S. Fluharty, office manager

WOOD COUNTY

Parkersburg
- 3411 Emerson Avenue • .... (304) 428-2500
  R. Todd Ruble, office manager
- Wal-Mart, Patriot Center (South Parkersburg) • .... (304) 489-3900
  Barbara A. Close, office manager
- 2107 Pike Street (South Parkersburg) • .... (304) 428-1500
  Richard A. Marshall, office manager

Vienna
- Wal-Mart, 701 Grand Central Avenue • .... (304) 485-1400
  Kimberly S. Cisler, office manager

KENTUCKY

BOYD COUNTY

Ashland
- 1999 Winchester Avenue • .... (606) 325-1999
  Rhonda M. Akers, office manager
- Summit Office, 6601 US Rt. 60 .... (606) 928-2200
  Betty A. Rakes, office manager
- Putnam Division of Peoples Insurance Agency .... (606) 329-2200
  1557 Winchester Avenue
  Laura A. Morris, senior vice president

CARTER COUNTY

Grayson
- 380 South Carol Malone Boulevard .... (606) 474-5139
  Sharon K. Claxon, office manager

GREENUP COUNTY

Greenup
- 1627 Ashland Road • .... (606) 473-9876
  Gary E. Carpenter, office manager

Russell
- 900 Diederich Boulevard • .... (606) 836-9000
  Carl A. Stanley, office manager

South Shore
- James Hannah Drive .... (606) 932-3108
  Mark A. Webb, office manager

Peoples Financial Advisors .... (800) 860-6107
Peoples Insurance Agency .... (800) 374-6160
e-Services .... (800) 374-6123

We believe our customers and stockholders should have convenient access to Peoples' financial service representatives. A complete list of offices can be found here, including phone numbers and locations of each sales office or ATM.

If you wish to correspond with a Peoples associate via e-mail, please use the first letter of the associate's first name and his/her last name followed by @peoplesbancorp.com. For example, John Hock's direct e-mail is jhock@peoplesbancorp.com. Other e-questions may be directed through bank@peoplesbancorp.com or onlinebanking@peoplesbancorp.com.

Unless otherwise indicated, all Peoples Bancorp offices listed on these pages are full-service financial centers that make available complete products and services.





OHIO

Athens County
Athens
Nelsonville
The Plains

Belmont County
Flushing

Delaware County
Delaware

Fairfield County
Baltimore
Lancaster

Franklin County
Westerville

Gallia County
Gallipolis

Guernsey County
Byesville
Cambridge
Quaker City

Licking County
Granville

Meigs County
Middleport
Pomeroy
Rutland

Morgan County
Chesterhill
McConnelsville

Noble County
Caldwell

Washington County
Belpre
Lowell
Lower Salem
Marietta
Reno

WEST VIRGINIA

Cabell County
Huntington

Mason County
Point Pleasant

Wetzel County
New Martinsville
Steelton

Wood County
Parkersburg
Vienna

KENTUCKY

Boyd County
Ashland
Summit

Carter County
Grayson

Greenup County
Greenup
Russell
South Shore


Peoples
Bancorp

STOCKHOLDER INFORMATION

Stock Listing:
Nasdaq Symbol: PEBO
Nasdaq Stock Market, CUSIP# 709789 10 1
Alternate Newspaper Listings: PEBOOH and PeBcOh

Stock Transfer Agent, Registrar:
Registrar and Transfer Company
10 Commerce Drive, Cranford, NJ 07016
(800) 368-5948

General Shareholder Inquiries:
Peoples Bancorp
Attn: Investor Relations
138 Putnam Street, P.O. Box 738
Marietta, OH 45750-0738
(740) 374-6136

Additional information, news releases, and conference call information may be found at www.peoplesbancorp.com.

Form 10-K:
A copy of Peoples Bancorp's annual report on Form 10-K filed with the Securities and Exchange Commission is available upon written request to Mark F. Bradley, President and Chief Operating Officer.

Annual Stockholders' Meeting
Stockholders are cordially invited to attend the Annual Meeting of Stockholders of Peoples Bancorp to be held April 14, 2005, at 10:00 a.m. in the Ball Room of the Holiday Inn in Marietta, Ohio.

QUARTERLY MARKET AND DIVIDEND INFORMATION

	PER SHARE		
	High	Low	Dividend
2004			
Fourth Quarter	$ 32.44	$ 26.21	$ 0.180
Third Quarter	26.67	23.27	0.180
Second Quarter	28.10	27.52	0.180
First Quarter	$ 32.05	$ 26.92	$ 0.180
2003			
Fourth Quarter	$ 30.17	$ 26.92	$ 0.180
Third Quarter	28.45	23.53	0.170
Second Quarter	24.99	21.10	0.152
First Quarter	$ 25.24	$ 19.45	$ 0.143
2002			
Fourth Quarter	$ 28.57	$ 21.77	$ 0.143
Third Quarter	30.12	21.90	0.143
Second Quarter	28.57	20.87	0.143
First Quarter	$ 21.34	$ 15.80	$ 0.130

Since February 9, 1993, the Company's common stock has traded on the Nasdaq National Stock Market under the symbol "PEBO." The high and low market prices represent high and low sales prices for the Company's common stock as furnished to the Company by Nasdaq.

There were approximately 1,307 shareholders of record of Peoples Bancorp's common stock at December 31, 2004.

Market Makers in Peoples Bancorp Stock:

Sandler O'Neill & Partners
(800) 635-6860

Knight Securities L.P.
(800) 222-4910

Goldman Sachs & Co.
(800) 221-8320

Trident Securities
(800) 340-6355

Howe Barnes Investments, Inc.
(800) 621-2364

FTN Financial Securities
(888) 801-3477

Sweney Cartwright & Co.
(800) 334-7481

Keefe, Bruyette & Woods, Inc.
(800) 342-5529

RBC Dain Rauscher Inc.
(800) 285-4964

Moors & Cabot, Inc.
(800) 426-0501

Merrill Lynch
(800) 937-0516

Friedman Billings Ramsey & Co.
(800) 688-3272

Morgan Stanley & Co., Inc.
(800) 223-6559

Parker/Hunter Inc.
(800) 352-8070



Our Strategy


Our
strategy is
to be the
trusted advisor
for our clients,
offering smart solutions
in a way that makes
complex financial situations
easier for each customer.
PRODUCTS
TECHNOLOGY
PEOPLE

Our "service triangle" is built on a successful integration of financial products, access to technology, and our most important asset: our people.

Our Core Values

- **Clients as a Focus**
- **Business With Integrity**
- **Trust Among Clients, Communities, and Associates**
- **Commitment to Communities**
- **Continuous Will to Win**
- **Development of Associate Skills**

We have a strong belief in our core values. These values not only add up to integrity, but they also ensure that our clients can trust us completely. We believe it is the right way to do business, and a philosophy that ensures future growth.


Peoples
Bancorp



Our Mission

To provide the best personalized services, at fair prices, for the economic benefit, full-service, and well-being of the people in our communities. This goal shall be accomplished through well-educated, caring associates with unquestionable integrity, who apply sound business practices focused on client satisfaction, profits and growth.


Peoples
Bancorp

138 Putnam Street • P.O. Box 738
Marietta, Ohio 45750-0738
(800) 374-6123
www.peoplesbancorp.com